SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

WestPoint Stevens Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

961238102
(CUSIP Number)

Greenwich Street Capital Partners II, L.P.
500 Campus Drive
Suite 220
Florham Park, NJ 07932
Attention: Matthew Kaufman
(973) 437-1000

with a copy to:
Martin H. Neidell, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 17, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 961238102	Page 3 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Deleware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 961238102	Page 4 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 961238102	Page 5 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 961238102	Page 6 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Employees Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 961238102	Page 7 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TRV Executive Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 961238102	Page 8 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 961238102	Page 9 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 961238102	Page 10 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 See Item 5. 0 See Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.

14	TYPE OF REPORTING PERSON* OO

2. Security and Issuer.

           (a) This Amendment No. 9 to Schedule 13D ("Amendment No. 9") is filed by the following persons (collectively, the "Reporting Persons"): (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (2) GSCP Offshore Fund, L.P., a Cayman Islands exempted limited partnership ("GSCP Offshore"), (3) Greenwich Fund, L.P., a Delaware limited partnership ("Greenwich Fund"), (4) Greenwich Street Employees Fund, L.P., a Delaware limited partnership ("Employees Fund"), (5) TRV Executive Fund, L.P., a Delaware limited partnership ("TRV" and together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"), (6) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (7) GSCP (NJ), L.P., a Delaware limited partnership ("GSCP (NJ) LP") and (8) GSCP (NJ), Inc., a Delaware corporation, ("GSCP (NJ) Inc.").

           This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2000 (the "Original 13D" and as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission (the "Commission") on August 24, 2000 ("Amendment No. 1"), Amendment No. 2 filed with the Commission on September 29, 2000 ("Amendment No. 2"), Amendment No. 3 filed with the Commission on November 1, 2000 ("Amendment No. 3"), Amendment No. 4 filed with the Commission on July 13, 2001 ("Amendment No. 4"), Amendment No. 5 filed with the Commission on July 20, 2001 ("Amendment No. 5"), Amendment No. 6 filed with the Commission on May 16, 2002 ("Amendment No. 6"), Amendment No. 7 filed with the Commission on June 5, 2003 ("Amendment No. 7"), Amendment No. 8 filed with the Commission on June 9, 2003 and this Amendment No. 9, (this "Schedule 13D")) in connection with the common stock, par value $.01 per share (the "Common Stock"), of WestPoint Stevens Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Original 13D.

           (b) The business address for each of the Greenwich Street Funds, GSI, GSCP (NJ) LP and GSCP (NJ) Inc. is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

           (c) GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long term appreciation. GSI is the general partner of the Greenwich Street Funds. GSCP (NJ) LP is the manager of the Greenwich Street Funds. GSCP (NJ) Inc. is the general partner of GSCP (NJ) LP. Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew J. Wagner are the managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP.

           (d)-(e) During the past five (5) years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

           (f) All natural persons listed in this Item 2 are citizens of the United States. GSCP II, Greenwich Fund, Employees Fund, TRV, GSI, GSCP (NJ) LP and GSCP (NJ) Inc. are each organized under the laws of Delaware. GSCP Offshore is organized under the laws of the Cayman Islands.

3. Source and Amount of Funds or Other Consideration.

All purchases of Common Stock previously reported in this Schedule 13D have been allocated among the Greenwich Street Funds as follows:

          Name:                    Percentage:
          ----                     ----------
          GSCP II                   89.3378%

          GSCP Offshore              1.8625%

          Greenwich Fund             3.0262%

          Employees Fund             5.3332%

          TRV                        0.4403%
                                   =========
                                   100.0000%

4. Purpose of Transaction.

           Other than as set forth in this Item 4, and in Item 6 of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer (including in the direct or indirect investment in the debt securities or other liabilities of the Issuer), as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals, such as the agreement-in-principle referenced in Item 6 (although the Issuer has announced it shall not continue to implement the transactions contemplated by that agreement-in-principle, as more fully described in Item 6) , regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors, including the direct or indirect interests of the Reporting Persons in the indebtedness or liabilities of the Issuer.

5. Interest in Securities of the Issuer.

           (a)-(b) Based on the Issuer's Report on Form 10-Q for the quarterly period ending June 30, 2003, filed with the Commission on August 14, 2003, as of August 1, 2003 there are issued and outstanding 49,897,409 shares of Common Stock. The Greenwich Street Funds have acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 6,308,931 shares of Common Stock representing approximately 12.64% of the issued and outstanding shares of Common Stock.

           By virtue of its position as general partner of the Greenwich Street Funds, GSI may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 6,308,931 shares of Common Stock representing approximately 12.64% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSI is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

           By virtue of its position as manager of the Greenwich Street Funds, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 6,308,931 shares of Common Stock representing approximately 12.64% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) LP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

           By virtue of its position as general partner of GSCP (NJ) LP, GSCP (NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 6,308,931 shares of Common Stock representing approximately 12.64% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

           By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman, Wagner and Ms. Vanden Beukel may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 6,308,931 shares of Common Stock representing approximately 12.64% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that Messrs. Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman, Wagner and Ms. Vanden Beukel are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

           By virtue of his positions as managing member of GSI, executive officer of GSCP (NJ) Inc., and senior limited partner of GSCP (NJ) LP, Mr. Eckert may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 6,308,931 shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that Mr. Eckert is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities. In addition, Mr. Eckert was granted, in his former capacity as a director of the Issuer, options to purchase an aggregate of 25,000 shares of Common Stock (as described in Amendment No. 4) (the "Options"). The number of shares set forth in the first sentence of this paragraph together with the Options represent approximately 12.69% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issuable upon exercise of the options).

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           On October 17, 2003, the Issuer filed with the Securities and Exchange Commission a Current Report on Form 8-K in which the Issuer stated that its Board of Directors had determined not to continue implementing the transactions contemplated by the agreement-in-principle with respect to certain terms of a proposed restructuring of the Issuer dated June 1, 2003, between the Issuer and certain holders of its outstanding senior notes.

           Nothing in this Amendment No. 9 shall be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

7. Material to be Filed as Exhibits.

           None.

SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

GREENWICH STREET CAPITAL PARTNERS II, L.P. GREENWICH FUND, L.P. GSCP OFFSHORE FUND, L.P. GREENWICH STREET EMPLOYEES FUND, L.P. TRV EXECUTIVE FUND, L.P.

Dated: October 29, 2003	By: Greenwich Street Investments II,
L.L.C., their general partner

By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Member

GSCP (NJ), L.P.

By: GSCP (NJ), Inc., its general partner

By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

GSCP (NJ), INC.

By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

GREENWICH STREET INVESTMENTS II, L.L.C.
By: /s/ Matthew C. Kaufman
       Name: Matthew C. Kaufman
       Title: Managing Director

ALFRED C. ECKERT III, KEITH W. ABELL,
SANJAY H. PATEL, RICHARD M. HAYDEN,
ROBERT A. HAMWEE, THOMAS V. INGLESBY,
MATTHEW C. KAUFMAN,
CHRISTINE K. VANDEN BEUKEL and
ANDREW J. WAGNER.

By: /s/ Matthew C. Kaufman
       As Attorney-in-Fact*

By: /s/ Robert A. Hamwee
As Attorney-in-Fact*

*	Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002 and incorporated herein by reference.